February 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance,
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Joseph Ambrogi

Re:	Sonder Holdings Inc.
Registration Statement on Form S-1
File No. 333-262438

Acceleration Request
Requested Date: February 9, 2022
Requested Time: 4:30 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sonder Holdings Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-262438) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jonathan Chan at (415) 300-0314.

Sincerely,

SONDER HOLDINGS INC.

/s/ Phil Rothenberg
Phil Rothenberg
General Counsel and Secretary

cc:	Mark B. Baudler
Jonathan Chan
Wilson Sonsini Goodrich & Rosati, P.C.